RESVERLOGIX

www.resverlogix.com

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

RECEIVED
2009 APR -6 A 7:03

09045785

SUPPL

April 1, 2009

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between March 16, 2009 through March 31, 2009 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR – Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

-35003

RECEIVED
2009 APR -6 A 7:04

RESVERLOGIX CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE QUARTER ENDED JANUARY 31, 2009

MARCH 13, 2009

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s (herein "Resverlogix" or the "Company") January 31st, 2009 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2008. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, clinical trial programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of pharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet medical needs of human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on inflammation, Alzheimer's disease, fibrotic disorders and cancer.

The Company has developed three separate programs in the area of CVD research. The primary CVD program, NexVas™ Plaque Regression (NexVas™ PR) is a technology platform for the development of drugs that increase ApolipoproteinA-I (ApoA-I) to reduce the risk of cardiovascular diseases. ApoA-I is the key building block in the development of high-density lipoprotein (HDL), or the "good cholesterol". Our lead drug, RVX-208, is currently in a Phase 1b/2a clinical trial which is focused on safety, tolerability and early analysis of pharmacodynamic effects on reverse cholesterol transport (RCT). NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a preclinical technology for the development of drugs that target molecular markers of inflammation. The development of anti-inflammatory agents is an emerging field of interest in cardiovascular disease and is poised to play a potentially significant role in the future management and prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program,

is a discovery stage technology for the development of therapeutics to be used with medical devices for the treatment of cardiovascular diseases. ReVas is partnered with Medtronic Inc.

The Company has initiated a program in the area of cognitive disorders from its current NexVas™ technology platform. NexVas™ Alzheimer's Disease (NexVas™ AD) is a clinical stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of beta amyloid plaque. Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's disease.

TGF-βeta Shield™ (TGF-β Shield™) is a preclinical technology for the treatment for grievous proliferative diseases, such as cancer and fibrotic conditions.

The Company is focused on the primary stages of drug development, including discovery, preclinical and early to mid-stage clinical studies. This core strategy avoids the significant costs of the final phases of the drug development process by either licensing or selling its technology prior to late stage trials. The pursuit of this strategy allows the Company to mitigate a major portion of the biotech investment risk.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of its science and business. The Company's intellectual property portfolio covers compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic conditions.

As of March 13, 2009, Resverlogix owns and/or has rights to one issued US patent application and numerous pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions around the world.

The Company's intellectual property strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Boards and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol RVX.

HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific developments of its NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research, to human clinical trials. The hiring of world renowned experts and dedicated staff has made significant contributions to the rapid progression in furthering the development of the Company's technologies.

Scientific Developments

In January 2008, the Company provided preliminary data from the RVX-208 Phase 1a single ascending dose (SAD) safety and pharmacokinetics study. These early results illustrated no safety and tolerance problems at any of the given doses. Preliminary pharmacokinetic (PK) data was also drawn which illustrated better than anticipated absorption of the drug.

In April 2008, the Company announced that it has completed dosing of its Phase 1a safety, tolerability and pharmacokinetics study for its lead drug candidate, RVX-208. The initial data successfully met the study objectives.

In June 2008, the Company completed the planned exploratory efficacy analysis of the data from the Phase 1a, 7 day Multiple Ascending Dose (MAD) trial for RVX-208 treatment in healthy subjects. RVX-208 is the only known orally available novel small molecule that increases ApoA-I production and thereby enhancing HDL functionality. In Phase 1a clinical studies, RVX-208 was found to be safe and well tolerated by healthy subjects in doses of 1 mg/kg to 20 mg/kg as a single dose and from 2 mg/kg/day to 8 mg/kg/day in repeated doses for up to 7 days. A mild side effect was the elevation of hepatic transaminases. Analysis from two independent and external laboratories of blinded serum samples showed consistent improvements of key biomarkers for the reverse cholesterol transport (RCT) pathway after 7-days. The Company observed increases in pre-beta HDL of in excess of 30%, cholesterol efflux of 10%, serum ApoA-I over 10%, and HDL-C over 10% (not statistically significant) verses placebo. Although the study was not powered for pharmacodynamic markers, these preliminary findings helped position RVX-208 for further development in the Phase 1b/2a clinical trial.

In June 2008, the Company announced its collaboration with the Cleveland Clinic Coordinating Center for Clinical Research for a future IVUS trial with RVX-208. Dr. Stephen J. Nicholls, M.B.B.S., Ph.D. will lead a team of experts coordinating the development of a protocol for RVX-208 in a Phase 2b intravascular ultrasound (IVUS) study in Acute Coronary Syndrome (ACS) patients. The study will seek to answer important scientific questions surrounding the potential regression of atherosclerosis by measuring the rate of regression of coronary disease using IVUS, a technique that directly measures the amount of plaque in the coronary arteries.

In August 2008, the Company announced the commencement of its Phase 1b/2a clinical trial for RVX-208. This trial was designed to examine safety and tolerance as well as exploratory pharmacodynamic effects for ApoA-I production and HDL functionality over 28-days. Approximately one third of the subjects will have low levels of HDL cholesterol and the remaining will have normal lipid levels.

In October 2008, the Company announced the formation of the Steering Committee to assess the design for the RVX-208 Phase 2b IVUS trial in ACS patients. World renowned doctors of this Steering Committee include:

- Chairman: Dr. Steven Nissen, M.D., Chairman of the Department of Cardiovascular Medicine;
- Principal Investigator: Dr. Stephen Nicholls, MBBS, Ph.D., Medical Director of Intravascular Ultrasound and Angiography Core Laboratories at Cleveland Clinic and Clinical Director of the Cleveland Clinic Center for Cardiovascular Diagnostics and Prevention;
- Dr. Christie M. Ballantyne, M.D., Associate Chief and Professor, Section of Atherosclerosis and Lipoprotein Research, Baylor College of Medicine, Houston, Texas;
- Dr. John J.P. Kastelein, M.D., Ph.D., Professor of Medicine and Chairman of the Department of Vascular Medicine at the Academic Medical Centre (AMC) of the University of Amsterdam, Strategic Chair of Genetics of Cardiovascular Disease and Director Atherosclerosis Research Group;
- Dr. Allen Taylor, M.D., Chief, Cardiology Service, Professor of Medicine, USUHS Walter Reed Army Medical Center in Washington, D.C.

In October 2008, the Company announced that the first arm (Arm A) of the double blind placebo controlled Phase 1b/2a study in subjects with normal and low HDL was completed. The subjects in the first Arm A group received a low dose of RVX-208 for a period of 28 days. The data was reviewed by the clinical safety committee and found that RVX-208 was safe and well tolerated. As a result of these findings, the safety committee made the decision to commence to the next cohort Arm B, in which 24 subjects received treatment doses escalating each week, for a total of 4 weeks.

In November 2008, the Company announced that key scientific data was presented in an oral presentation highlighting the novel features of RVX-208 at the highly prestigious American Heart Association Scientific Meeting. The presentation titled "Compound RVX-208 Modulates HDL-C Levels and Function in Non-human Primates and in Early Human Trials" was presented by Dr. Jacques Genest, MD, Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital.

In November 2008, the Company announced that treatment with lead drug RVX-208 in a post-hoc analysis from the Phase 1a clinical trial resulted in a positive trend on an important marker of cognitive function and Alzheimer's disease. The analysis of the plasma markers for Alzheimer's disease was performed by Dr. Larry Sparks, Senior Scientist and Head of the Roberts Laboratory for Neurodegenerative Disease Research at Sun Health Research Institute in Sun City, Arizona.

As of January 2009, RVX-208 has completed Arm B and the clinical safety committee has allowed Arm C to proceed. Ongoing analyses of the data are underway. RVX-208 continues to be developed as an oral drug to increase ApoA-I production and HDL-c in patients with cardiovascular disease. Key objectives of the early clinical development plan include defining the safety, tolerability, dose tolerance to single and multiple dose regimens, effect of food intake, pharmacokinetics and preliminary evaluation of lipid profiles in healthy volunteers. Following the completion of the Phase 1 studies, Phase 2 clinical testing is being planned to establish the RVX-208 dose-response for ApoA-I and HDL-c and regression of atherosclerosis in patients with a history of acute coronary syndromes evaluated by intravascular ultrasound (IVUS). The clinical program is discussed with the Clinical Advisory Board and the IVUS-Steering Committee on an on-going basis.

Peer Review and Recognition

In July 2008, the Company announced that RVX-208, has been selected as one of the top 10 most promising cardiovascular disease drugs available for strategic partnering by an independent committee assembled by Windhover Information, a leading provider of business information products and services to senior executives in the pharmaceutical, biotechnology, and medical device industries. As a selected company, Resverlogix has been invited to present data on RVX-208 at Windhover's Therapeutic Area Partnerships conference on November 3-5, 2008 in Philadelphia.

In July 2008, the Company also announced that RVX-208 has been featured in an article titled "Emerging Antidyslipidemic Drugs", by Drs.' Pollex, Joy and Hegele in the journal *Expert Opinion of Emerging Drugs*.

In addition a number of presentations of preclinical and clinical data were made at scientific meetings, including: Drugs Affecting Lipid Metabolism (DALM) conference, New York, NY, USA; International Atherosclerosis Society Workshop on High Density Lipoproteins, Santorini, Greece; American Heart Association (AHA) conference, Chicago, IL, USA; Atherosclerosis, Thrombosis and Vascular Biology (ATVB) Annual Meeting, Atlanta, GA, USA; European Atherosclerosis Society (EAS) Annual Meeting, Istanbul, Turkey; European Society of Cardiology Annual Meeting, Munich, Germany; National Lipid Association (NLA) Annual Meeting, Seattle, WA, USA; and Canadian Lipoprotein Conference (CLC) Annual Meeting, Whistler, BC, Canada.

Clinical Advisory Board

The Company continues to work with their Clinical Advisory Board (CAB) of world leading scientific researchers in the area of atherosclerosis and cardiovascular diseases. The purpose of the committee is to provide guidance to the Company in the development of the NexVas™ program.

Resverlogix named Dr. Philip Barter, MBBS., Ph.D., MRACP, FRACP, Dr. Prediman K. Shah, M.D., Dr. Daniel Rader, M.D., Dr. Bo Angelin, M.D., Ph.D. and Dr. Jacques Genest, M.D., FRCP(C), all internationally renowned cardiovascular researchers, to the CAB. The support and guidance received from the members of the CAB has assisted in accelerating the NexVas PR program in its clinical trial development.

IVUS Clinical Steering Committee

The Company established a Steering Committee for the RVX-208 Phase 2b clinical trial assessing atherosclerosis by intravascular ultrasound (IVUS). The role of the Steering Committee is to provide overall supervision of the trial and ensure that it is being conducted in accordance with the principles of Good Clinical Practice and FDA regulations. The Steering Committee will agree on the trial protocol, any protocol amendments and provide advice to the investigators on all aspects of the trial. The Chairman is Dr. Steven Nissen, M.D. The Principal Investigator for this trial will be Dr. Stephen Nicholls, M.B.B.S, Ph.D. Other members of the Committee include Dr. Christie M. Ballantyne, M.D., Dr. John J.P. Kastelein, M.D., Ph.D., and Dr. Allen Taylor, M.D.

Appointment of Directors and Key Personnel

In June 2008, the Company announced the addition of Dr. F. Allan Gordon, M.D., Ph.D. who will be the Company's Senior Vice President of Clinical Development. Dr. Gordon has more than 20 years of experience as a research scientist and clinician in cardiology. Prior to joining the Company, he was the CEO for Nile Therapeutics, an early stage bio-pharmaceutical in cardiovascular science, focused on acute heart failure. Moreover, Dr. Gordon led the international development program for Natrecor at Scios Inc, a Johnson & Johnson company and has worked with several large pharmaceutical companies in leading positions on clinical development programs for cardiovascular disease, including Astra-Zeneca, Bristol-Myers Squibb and Novartis. Dr. Gordon received his M.D. and Ph.D. from the Karolinska Institute in Sweden.

In July 2008, Jan Gray, CA joined the board of directors. Ms. Gray is a practicing chartered accountant who specializes in advising high net worth individuals with complex financial, investment and taxation issues. She is also Executive Vice-President and Treasurer of Cartwright Canada Inc., a legal publishing company and Controller of Felesky Flynn LLP, a regional Alberta law firm. Ms. Gray's prior experience includes being a former Vice President and Controller of GE Capital Canada and previous to this she worked for Ernst & Young where she was a Manager in the National Accounting Group providing quality assurance on large public practice engagements.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended January 31, 2009 of $6,490,000, or $0.26 per share compared to a net loss of $6,257,000 or $0.24 per share for the three months ended January 31, 2008.

The average monthly "cash burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended January 31, 2009 was $1,649,000 as compared to $706,000 for the same period in the prior year. The increase is tied to clinical costs in the period for the Phase 1a and the commencement of the Phase 1b/2a clinical trial as compared to costs in the prior year period related to completing the Investigational New Drug (IND) application. In addition, the Company incurred additional cash outlays for interest obligations that were required to be paid in cash rather than in common shares as had been the practice in the prior period and reduced interest income earned.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $9,000 for the three months ended January 31, 2009 as compared to $274,000 the same three month period in the prior year. Interest revenue was $165,000 for the nine months ended January 31, 2009, as compared to $928,000 for the nine months ended January 31, 2008. Interest revenues decreased over the prior year comparatives due to a reduction of cash reserves during the nine months ended January 31, 2009 which were raised on the issuance of debentures in January and June of 2007.

Research and Development

For the three months ended January 31, 2009, research and development (R&D) expenditures totaled $4,220,000 as compared to $3,151,000 for the same three month period in the prior year. For the nine months ended January 31, 2009, R&D expenditures

were $11,652,000 compared to $10,237,000 in the prior year period. R&D expenditures in the three and nine month period were primarily related to completion of the Phase 1a clinical trial and the commencement of the Phase 1b/2a clinical trial. Other key areas of expense were chemical synthesis, pharmacokinetics studies and toxicology studies in preparation for the Phase 1b/2a clinical trial.

As expected these expenses have increased substantially from the prior year period as the Phase 1a clinical testing was completed and the next phase of clinical testing commenced. Expenditures in the prior year periods were primarily focused on IND related activities. The Company will be completing the final arm of the Phase 1a/2b clinical trial and the planned future R&D costs are expected to escalate over the next three months as the clinical program continues. The Company closely monitors opportunities for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for Research & Development (R&D) staff, consulting fees, supplies and general laboratory operating expenses. Although expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year the Company has reduced the number of full-time equivalent R&D staff and consultants from 56 to approximately 39 as of March 13, 2009. The reduction is primarily through the elimination of consultants and normal attrition of staff members in order to manage costs more effectively while the Company works to complete a financing.

General and Administrative

For the three month period ended January 31, 2009, general and administrative expenditures totaled $738,000, compared to $724,000 for the three months ended January 31, 2008. For the nine months ended January 31, 2009, general and administrative expenditures totaled $2,076,000, compared to $1,908,000 for the same nine month period in the prior year

General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the three month period ended January 31, 2009 was salaries, benefits and consulting and directors' fees for $441,000, as compared to $303,000 for the three months ended January 31, 2008. The Company also incurred $98,000 for professional fees, $146,000 for general operating costs and $30,000 for shareholder, investor relations and regulatory expenses. This compares to $149,000, $117,000 and $82,000 respectively for the same period last year. These costs were partially offset by reductions of $23,000 in travel expenses.

Stock Based Compensation

For the three month period ended January 31, 2009, $897,000 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $1,787,000 for same period in the prior year. For the nine months ended January 31, 2009, stock based compensation totaled $2,035,000, compared to $6,091,000 for the same nine month period in the prior year The reduction was the result of fewer stock options issued in the period as well as a depreciation of the Company's trading value from the prior year period which negatively impacts the valuation of the consultant's stock based compensation as compared to the prior year periods. The recognition of stock based compensation is a non-cash expense.

Interest and Accretion on Convertible Debt

For the three month period ended January 31, 2009, the Company has recorded interest of $290,000 compared to $717,000 for the three months ended January 31, 2008. For the nine months ended January 31, 2009, interest expense totaled $1,372,000, compared to $2,445,000 for the same nine month period in the prior year. The accretion of interest resulting from using the effective interest rate method on the carrying value of the convertible debt was $140,000 for the three month period ended January 31, 2009, compared to $266,000 for the three months ended January 31, 2008. For the same nine month period ended January 31, 2009, interest accretion was $610,000 compared to $1,306,000 in the prior year. The reduction of interest and accretion expense is the result of the conversion of debentures to common stock from the prior year period partially offset by an increase in the coupon rate of 8% to 14% during the nine month period ended January 31, 2008. The accretion is reflected as non-cash interest expense in the statement of operations and deficit.

Gain on Settlement of Convertible Debentures

For the nine month period ended January 31, 2009, the Company recorded a $1,882,000 gain on settlement of convertible debentures as a result of the October 15, 2008 amendment to the existing debt which is further described in "Financing Activities". Settlement accounting was applied to the redemption of U.S. $10 million face value of the existing U.S. $17 million resulting in the gain. Included in this total, was a gain of $80,000 for an amendment in the terms related to a reduction of interest when the remaining January 2007 debenture of U.S. $278,000 was transferred to the outstanding June 2007 convertible debentures.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information derived from the Company's unaudited interim period financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP.

	For the three month period ended			
	Jan 31 2009	**Oct 31 2008**	**July 31 2008**	**Apr 30 2008**
Revenue	$9,340	$69,510	$85,737	$145,770
Net loss	($6,490,100)	($5,547,863)	($5,159,330)	($7,229,046)
Net loss per share (basic and fully diluted)	($0.26)	($0.20)	($0.19)	($0.28)

	For the three month period ended			
	Jan 31 2008	**Oct 31 2007**	**July 31 2007**	**April 30 2007**
Revenue	$274,140	$357,726	$296,215	$182,617
Net loss	($6,257,012)	($7,906,299)	($6,985,811)	($8,594,122)
Net loss per share (basic and fully diluted)	($0.24)	($0.31)	($0.28)	($0.36)

Items that impact the comparability of operating income include:

- Revenue is the interest recorded on the Company's short term investments. These balances will fluctuate with the amount of available cash to the Company and any financing activities that are undertaken. The increase in revenues from April 30, 2007 quarterly period to January 31, 2008 is the result of financing activities in January and June of 2007. The January 31, 2009 and October 31, 2008 quarters were lower than the prior year due reduced cash reserves and falling interest rate yields on short-term investments.
- The progression of the research and development activity of the Company directed towards the CVD programs, the completion of the IND for RVX-208 in the fall of 2007, the commencement and completion of Phase 1a clinical programs in 4th quarter period ended April 30, 2008 and the commencement of the Phase 1b/2a over the second and third quarter ended October 31, 2008 and January 31, 2009 resulted in additional costs in those periods.
- For the last five quarters, the Company has recorded interest and accretion expense as a result of convertible debenture financing that was closed in January and June of 2007. For the three month period ended January 31, 2009, the Company has recorded $430,000 compared to $983,000 for the prior year three month period. The value has decreased in the last few periods due to a reduction of the debt from conversions to common stock and the U.S. $10 million redemption of debt on October 15, 2008.
- Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods, as well as the revaluation of stock based compensation for key consultants in accordance with accounting standards. For the period ended January 31, 2009, stock based compensation increased from the October 31, 2008 quarter by $122,000 as certain consultants who were re-valued in the first quarter of this fiscal year became fully vested and were no longer revalued. Stock based compensation ranged from a low of $365,000 for the three month period ended July 31,2008 to 2,852,000 within the last fiscal year end. The April 30, 2007 year period ranged from 282,000 to $3,094,000. The amortization of stock-based compensation is a non-cash expense.
- The three month results for the third quarter ended January 31, 2009 contain a net foreign exchange currency loss of $155,000 compared to a loss of $1,097,000 for the second quarter of this fiscal, as a result of fluctuations of the Canadian dollar against the U.S. dollar. As a large portion of the company's expenses and financial instruments are denominated in U.S. dollars, it had a significant impact on the financial results.

LIQUIDITY AND CAPITAL RESOURCES

Resverlogix is a development stage company whose operations have been financed since inception through the sale of equity securities, convertible debt financing and the conversion of common share purchase warrants and stock options. The Company's primary capital needs are funds to support research and development activities including pre-clinical and clinical trials, and for working capital.

The Company's objectives when managing capital is to ensure there are sufficient funds available to carry out its research, development and commercialization programs. Once funds have been raised, the company manages its liquidity risk by investing in highly liquid corporate bonds and bankers acceptances with staggered maturities to provide regular cash

flow for current operations. At January 31, 2009, the Company held no asset-backed commercial paper. The Company has not experienced any credit or liquidity issues with any of its previously held asset-backed commercial investments. The Company also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company's accounts payable and accrued liabilities have maturities of less than three months.

As at January 31, 2009, cash and near cash investments totaled $2,101,000 as compared to $18,014,000 at April 30, 2008. At January 31, 2009, the Company had negative working capital of $7,209,000 compared to positive working capital of $16,268,000 at April 30, 2008. The bulk of the negative working capital is the result of a reclassification of the convertible debentures as a current liability for financial statement presentation in the current period to provide for the Company's potential obligation to settle the holder's remaining Excess Put option which is described below. This contingent obligation is at the holder's option as the debentures carry a June 6, 2012 maturity. .

The Company will require additional sources of financial resources prior to the end of March, 2009 to ensure that it has sufficient working capital to fund its research development and corporate activities and manage its contingent debentures commitments beyond January 31, 2010. The Company is currently working on finalizing a U.S. $20 million equity financing plan which is described below. In addition, the Company is exploring other equity financing opportunities as well as various alternatives to fund the future operations including product out-licensing in Asia as well as continuing it partnering discussions with for the Company's core NexVas™ PR technology; however given the large uncertainty in the capital markets and the general business climate in the health care sector for potential business partners, there is no assurance that the current U.S. $20 million financing or these other initiatives will be successful and allow the Company to remain a going concern.

Financing Activities

On March 11, 2009, the Company announced it is finalizing an agreement for a U.S. $20 million equity private placement, with a syndicate of investors ("Investors"). The terms of the agreement also contemplate an optional U.S. $10 to US $15 million equity placement within six months of the date of closing of the first financing.

Under the terms and conditions of the agreement, the Company is required to close on the full amount of the first financing (the "First Tranche"). If closed, the Company will issue units (the "Units"), with each Unit comprising of one common share (a "Common Share") and 0.40 of a purchase warrant (a "Warrant") at a price of CDN $2.72 per Unit. Each whole Warrant would entitle the holder to acquire for a period of five years an additional Common Share at a price of $2.72 per share. The price of $2.72 was reserved with the TSX on February 5, 2009 and represents the 5 day volume weighted average price ("VWAP") on that date without any discount being applied. The exact number of Units to be issued on closing will be based on the CDN/US currency exchange rate on the date prior to closing. There are currently 30,152,660 common shares of the Company outstanding. The US $20 million First Tranche is estimated to result in the issuance of 9,449,900 million common shares, based on March 10, 2009 closing exchange rate of 0.7781 at 16:30 EST. This represents dilution of 31% without taking into account exercise of the warrants and 44% assuming full exercise

of the warrants. The actual dilution would be dependent upon the actual exchange rate used at the time of closing of the First Tranche. Given the level of potential dilution, the Company is using the "financial hardship" exemption from obtaining shareholder approval of the transaction pursuant to Section 604(e) of the TSX Company Manual. Under the rules of this exemption, a fully subscribed closing cannot occur prior to March 17th, 2009, being five business days following the issue of this news release.

In the event that Resverlogix elects to complete a further financing within 6 months of the date of closing of the First Tranche, it would do so under the terms for the second tranche (the "Second Tranche") provided for in the agreement. The agreement calls for a Second Tranche of U.S. $10-$15 million of units (the "Second Tranche Units"), with each Second Tranche Unit consisting of one Common Share and 0.40 of a warrant (a "Second Tranche Warrant"). The price for each Second Tranche Unit would be equal to a twenty percent (20%) discount to the VWAP on the TSX of the common shares immediately prior to the closing date of the Second Tranche. The exercise price of each full Second Tranche Warrant would be equal to the same 5 day VWAP but without a discount.

Convertible Debenture Financing

The Company has issued U.S. $42 million of senior secured convertible debentures in two separate issuances of U.S. $ 17 million and U.S. $25 million on January 4, 2007 and June 7, 2007 respectively. The Company amended the U.S. $25 million issuance of convertible debentures on August 31, 2007 to eliminate certain Interest to Maturity provisions contained in the financing and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate (see ***"U.S. $ 25,000,000 Convertible Debenture Financing - Amended August 31, 2007"***).

On October 15, 2008, the Company redeemed U.S. $10 million of the outstanding remaining combined unconverted debentures of U.S. $17.3 million from the January and June issuances and amended the terms of the remaining debt (see ***"U.S. $10 million Debt Redemption and Amendment – U.S. $17.3 million Convertible Debt").***

U.S. $17 million Convertible Debenture – Issued January 2007

On January 4, 2007, the Company sold and issued to certain institutional investors U.S. $17.0 million of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 per share, subject to adjustments described further in the notes to the financial statements. As of October 14, 2008, the debentures carried an interest rate of 15%, a seven percent increase from its initial rate at inception. The increase in the rate was the result of certain interest rate provisions in the debentures where the trading ranges of Company's share price closes below the conversion price used to value the conversion rights. In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company was obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

The Company completed an amendment to the January 2007 financing on October 15, 2008 which transferred the remaining face value of U.S. $278,000 of unconverted debentures under the original note to an amended convertible debenture which is further described below. The amendment has resulted in a three percent decrease in the interest rate to a 12% fixed rate, eliminated the interest to maturity interest obligations under the original note as described above and extends the maturity of the outstanding balance to June 6, 2012. The transfer and change to the terms of remaining January 2007 convertible debentures resulted in a settlement with a gain on settlement of convertible debentures of $80,000, a decrease within the liability portion of the convertible debentures of $283,000 and an increase to the deficit of $120,000.

U.S. $ 25,000,000 Convertible Debenture Financing - Amended August 31, 2007

On August 31, 2007, the Company amended the terms of the U.S. $25 million June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. Prior to the August 31, 2007 financing amendment, the original U.S. $25.0 million financing was subject to the same Interest to Maturity provisions as the U.S. $17.0 million financing described above. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total of 1,058,702.

The amended agreement provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus any accrued interest.

The effect of the August 31, 2007 modification to the U.S. $25 million convertible debentures and the related warrants was an increase to the convertible debentures equity component of $13.1 million, an increase to the related warrants of $3.7 million and a corresponding increase to deficit of $16.8 million, all within the Shareholders' equity category of the consolidated balance sheet. The modification had no significant impact of the liability portion of the convertible debentures and had no impact to the statement of operations and comprehensive loss.

The Company as part of the October 15, 2008 financing amendment redeemed a portion of the outstanding U.S. $17.0 million face value of unconverted August 31, 2007 debentures and amended the terms for the balance not redeemed. The October 15, 2008 amendment is described below.

U.S. $10 million Debt Redemption and Amendment – U.S. $17.3 million Convertible Debt

On October 15, 2008, the Company completed an amendment of the August 31, 2007 terms with a redemption of U.S. $10 million of the unconverted balance of U.S. $17.0 million and amended the terms of the combined remaining U.S. $7.3 million debt remaining from the initial U.S. $42 million of convertible debentures issued in January and June 2007 respectively. The Company redeemed the debentures with U.S. $4.5 million in cash and U.S. $5.5 million with 2,444,445 common shares at a price of $2.61 per common share.

The early redemption and amendment to the terms of the remaining debt includes an agreement with the debenture holders to withhold all future put notices until March 31, 2009 and amend such 5% monthly put options or Excess Puts for common shares at market price as described under the August 31, 2007 amendment above, to a cash option only. The conversion price for the remaining debt has been amended to $2.61 from $8.76 and $12.07 respectively for the remaining August 2007 and January 2007 debentures that were transferred to this amended note. In addition, 336,533 January 2007 warrant shares and 931,658 August 2007 warrant shares of the participating debt holders were amended to $3.07 per common share from $10.25.

The amended principal balance at October 15, 2008 of U.S. $7.9 million included the January and June 2007 outstanding convertible debentures of U.S. $278,000 and U.S. $7.0 million respectively, and accrued interest of U.S. $590,000 up to the date of the amendment.

The effect of the settlement on October 15, 2008 for U.S. $10 million convertible debentures redeemed with cash and shares and the amendment of the remaining terms was a gain on settlement of convertible debentures of $1.8 million, a decrease within the liability portion of the convertible debentures of $7.9 million, a net increase to the convertible debentures equity component of $380,000, an increase to share capital of $7.4 million, and an increase to the deficit of $6.7 million. In addition, the amendment to the warrants resulted in a change to the fair value of the warrants giving effect to an increase to the warrants within shareholders' equity of $1.2 million with a deemed dividend which increased the deficit by the same value.

The Company incurred legal costs of $40,600 as part of the amendment. These costs were recorded net of the remaining debt and are recorded in the earnings using the effective interest method.

The maximum cumulative put immediately after March 31, 2009 is approximately U.S. $6.6 million plus any accrued unpaid interest.

As of March 13, 2009, the holders of the Amended June 2007 financing have converted 3,786,081 of the underlying common shares leaving approximately 3,507,000 underlying common shares or a face value of $7.2 million (U.S.) of the debentures unconverted. Included in the conversion totals above was put notices totaling $935,000 U.S. paid with 142,247 shares.

For the quarter ended January 31, 2009, the Company paid its semi-annual interest obligation with U.S.$203,000 in cash. In addition, the Company paid its interest obligation of $1,700 on conversion of debt to common shares with 823 common shares.

As of March 13, 2009, total historical interest obligations paid to date from the inception of the debentures was U.S. $3,097,000. This obligation was paid in the form of 265,440 common shares and U.S. $292,000 in cash. The total historical Interest to Maturity obligations were settled with 374,920 common shares which had a carrying a value of U.S. $3,092,000. The shares issued to settle this conversion right obligation ("Interest to Maturity") are treated as an equity instrument for financial statement presentation purposes and are therefore classified as a discount to the corresponding debt conversion price with no corresponding carrying value. Further detail of the provisions of the January and June 2007 financings and there respective amendments are disclosed in the January 31, 2009 Financial Statements.

Investing Activities

For the three months ended January 31, 2009, no additions were made to property and equipment. For the three months ended January 31, 2008, property and equipment additions totaled $3,000. For the nine months ended January 31, 2009, $29,000, compared to $342,000 in the same prior year period. The expenditures in the prior year period were related to the addition of robotic equipment used to automate the screening of process for chemical compounds.

Patent additions totaled $44,000 for the three months ended January 31, 2009, compared to $29,000 for the three months ended January 31, 2008. These expenditures reflect the legal costs associated with our expanding patent-pending applications.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at January 31, 2009:

Contractual Obligations	2010	2011	2012	2013
Research contracts	$2,792,825	$818,125	$0	$0
Convertible Debentures (U.S.$)	$0	$0	$7,664,890	$0
Operating leases	$190,501	$150,332	$158,041	$53,965

The Company has entered into various research contracts. The Company is committed to pay $3,610,950 for completion of the research, and all payments are anticipated to January 2011.

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Critical accounting estimates include the fair value of options and common share purchase warrants, the testing for recoverability of intellectual property and patents and income tax valuation allowance.

Equity Based Instruments

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments for its common share purchase warrants and stock options for employee and key consultants issued by the Company. The pricing model requires the use of several assumptions, including the average expected life and volatility of the Company's stock, which are made at the time of the option grant. Management has selected these variables and uses the Black-Scholes model on a consistent basis.

Convertible Debentures

The initial value of the convertible debentures are calculated incorporating estimated discount rates, terms and interest rate assumptions which, if changed could impact future earnings.

Intellectual Property and Patent

Management periodically reviews the useful lives and the carrying values of the intellectual property and patents. They are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

Income Tax Valuation Allowance

The Company has a net tax benefit resulting from non-capital losses carried forward and pools of scientific research & development expenditures and investment tax credits. In view of the history of net losses by the Company, management has recorded a full valuation allowance against these potential income tax assets.

SIGNIFICANT ACCOUNTING POLICIES CHANGES

Effective May 1, 2008, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, *Financial Instruments – Disclosure*, Section 3863 *Financial Instruments – Presentation*, Section 1535, *Capital Disclosures*, Section, Section 3064, *Goodwill and Intangible Assets* and changes to Section 1400, *General Standards of Financial Statement Presentation*. These sections relate to presentation and disclosure only and did not have an impact on the Company's financial results.

Recent Accounting Pronouncements

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (IFRS) effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, in the first quarter of the 2012 fiscal year with comparative data for the prior year. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 38 "Intangible Assets", thus mitigating the impact of adopting IFRS at the mandatory transition date. The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

As of January 31, 2009, the Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2008, the Company paid consulting fees of $20,000 to an entity controlled by a director of the Company and were recorded at the amounts agreed to by the related parties. No fees have been paid to related parties for the nine month period ended January 31, 2009.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 13, 2009)

Authorized and Issued Share Capital

There were 30,152,660 common shares issued and outstanding for a total of $57,257,000 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	200,000	$1.50	3/15/09
Options	200,000	$2.25	9/28/10
Options	105,000	$3.07	12/17/12
Options	50,000	$7.44	4/8/09
Options	20,000	$7.96	5/6/09
Options	30,000	$7.96	5/6/10
Options	25,000	$6.18	6/27/10
Options	60,000	$6.97	9/13/10
Options	325,000	$7.23	10/6/10
Options	25,000	$6.97	12/15/10
Options	400,000	$7.60	2/28/13
Options	175,000	$7.35	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Options	200,000	$14.16	1/4/11
Options	400,000	$15.90	5/14/12
Options	170,000	$12.07	9/18/11
Options	50,000	$12.95	11/1/11
Options	110,000	$12.88	2/11/12
Warrants	240,771	$3.07	1/4/11
Warrants	424,170	$3.07	6/6/12
Warrants	931,658	$3.07	10/14/13
Warrants	336,533	$3.07	10/14/13
Convertible debentures	3,506,877	$2.61	6/6/12
Total	8,220,009	$1.50 to $15.90	

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reporting to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of January 31, 2009, the President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") together with the Company's management have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in National Instrument 52-109, "Certification of Disclosure in Issuers Annual and Interim Filings" which became effective for reporting periods ending after December 15, 2008. They concluded that the Company's disclosure controls and procedures, are not effective due to weaknesses in internal controls identified below.

INTERNAL CONTROLS

The CEO and CFO are responsible for designing and maintaining internal control procedures over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company, due to its limited number of staff, has weaknesses in its control over financial reporting which are:

1. Due to the limited number of staff, it is not possible to achieve segregation of all duties. Management has attempted to mitigate the risk of material misstatement in financial reporting through a combination of extensive and detailed review by senior management and the board of directors. Where practicable, the Company will make necessary changes to improve the segregation of duties.
2. Due to the limited number of staff, the Company has a risk of material misstatement related to complex accounting and reporting issues. Management and Board reviews are utilized to mitigate these risks but there is no guarantee that a material misstatement would be prevented. The Company will attempt to remediate this weakness by employing outside consultants with the appropriate expertise when the need arises to assist with complex issues as noted above.

During the quarter ended January 31, 2009 we have not made any changes in the Company's internal controls over financial reporting that would materially affect, or is reasonable likely to materially affect, the Company's internal controls over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations. Therefore these systems provide reasonable, but not absolute assurance, that disclosures and financial information is accurate and complete.

NON-GAAP MEASURES

To supplement our consolidated financial statements presented in accordance with Canadian GAAP, we use non-GAAP measures such as average monthly cash burn rate. This measure is provided to enhance the user's overall understanding of our current use of cash resources and is included to provide investors and management with an alternative

method for assessing our operating results in a manner that is focused on the use of funds in operations and to provide a more consistent basis for comparison between quarters. This measure is based on the cash flow used in operations total prior to changes in non-cash working capital from the Consolidated Statements of Cash Flows. The average monthly value is determining using the applicable period total and dividing by the number of monthly periods. These measures are not in accordance with or an alternative to GAAP and may be different from measures used by other entities.

OUTLOOK

We continued to pursue our mission to be first-in-class in the research and early clinical development of revolutionary products. This pursuit is driven by the significant unmet need in atherosclerosis progression, the major underlying cause of premature death and morbidity in patients with low HDL. Our competitors in the field of HDL therapy witnessed the disappointing clinical trial results in the HDL field reinforcing new key findings that the industry has learned; the need to develop products that target RCT via the production of ApoA-I and functional HDL particles. For Resverlogix, this reinforces the importance of our ability to demonstrate that we are influencing functional HDL via the ApoA-I pathway.

This past fiscal year has been pivotal for our science. We have moved closer to achieving our mission with the rapid advancement of our lead drug candidate, RVX-208, into human trials, and continue expanding our research programs. RVX-208 milestones include successful completion of the Phase 1a clinical trial and initiation of the Phase 1b/2a clinical study. We continue to move forward with our Phase 1b/2a trial with an expected completion in the first half of 2009. This trial will further our understanding of the drug properties in human over 28-days by performing extensive analysis of safety, pharmacokinetics and markers of reverse cholesterol transport including ApoA-I, HDL-c, prebeta-HDL particles, alpha-1, -2 and -3 HDL particles and cholesterol efflux via ABCA-1 transport. The current trial aims to provide more information on how to best move RVX-208 forward into larger trials such as the planned Phase 2b IVUS trial, although this is subject to review by Management, the Clinical Advisory Board and the IVUS Clinical Steering Committee. The Company continues to work closely with its external expert committees to ensure that future clinical development of RVX-208 has the greatest chance of success.. Our NexVas™ Plaque Regression discovery program continues to move forward with great strides in elucidating the mechanism of action for RVX-208. These findings will enable the Resverlogix to further the Company's lead in the field and develop more robust knowledge and accurate screens for further potential follow-on compounds behind RVX-208. Further development in drug discovery is enabling the Company to better position itself in building a pipeline for novel small molecules that raise ApoA-I.

We also have made great progress in our NexVas Vascular Inflammation program with many interesting potential therapeutic targets being validated through animal models. As a leader in ApoA-I/HDL field, we continue to focus on our primary objective which is to improve the quality and longevity of patients' who suffer the grievous burden of cardiovascular disease. This year also saw the expansion into key research areas with high unmet medical need such as Alzheimer's disease. The Company intends to expand on its collaboration with Dr. Larry Sparks and Sun Health Research Institute and other potential partners to develop this program further in the near future.

The Company is exploring equity financing opportunities and has recently announced it has plans to finalize a U.S. $20 million equity financing with a syndicate of investors. The closing of this financing would give the Company appropriate financial resources to advance

the Company through critical stages of its development. The Company is encouraged by this financing plan and is optimistic it will be able to close the financing and stabilize its financial situation in a period where the capital markets are experiencing large uncertainties, particularly in non-revenue producing life science companies where access to capital has been very difficult to obtain.

We continue our partnering discussions with leading global pharmaceutical organizations showing an interest in our NexVas PR technology platform. In addition, our non-binding term sheet to out-license for cardiovascular indications to a single Asian country may provide non dilutive equity. Management is facilitating the due diligence process with interested parties with goal of securing a partner prior to the completion of Phase 2 IVUS trials. Despite these discussions, the general business climate in the health care sector for potential business partners makes it difficult to predict whether our partnering discussions will result in reaching an agreement.

Our product life cycle strategy for our NexVas franchise continues to expand and offer broad commercial pipeline opportunities for a pharmaceutical partner. Moving forward through clinical development and expanding market life cycle opportunities, provides our technologies with accreted value and greater market potential for both our shareholders and a potential pharmaceutical partner.

RISKS AND UNCERTAINTIES

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry. Accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

Early Stage Development and Scientific Uncertainty

The Company is in an early stage of development, which may require significant additional investment for research and development, scale-up manufacturing, clinical testing, and regulatory submissions of product candidates prior to commercialization. There can be no assurance that any such products will actually be developed. A commitment of substantial time and resources is required to conduct research and clinical trials if the Company is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether our products will achieve market acceptance, or if our investment in any such products will be recovered through sales or royalties.

In addition, products may cause undesirable side effects. Results of early preclinical research may not be indicative of the results that will be obtained in later stages of

preclinical or clinical research. If regulatory authorities do not approve the products or if regulatory compliance is not maintained, the Company would have limited ability to commercialize our products, and our business and results of operations would be harmed. The Company may fail to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products.

Lack of Product Revenues and History of Losses

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products, but has accumulated net losses of $104,429,000 to January 31, 2009. Losses are expected to increase in the near term as the Company continues its product development efforts, enter clinical trials and seek regulatory approval for the sale of our product for the treatment of atherosclerosis and cardiovascular disease. The Company expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations. Quarter to quarter fluctuations in revenues, expenses and losses are also expected. The Company is unable to predict the extent of any future losses or when the Company will become profitable, if ever. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Scientific and Clinical Timelines on Price of Securities

For planning purposes, we estimate and may disclose timing of a variety of clinical, regulatory and other milestones, such as when we anticipate entering our Phase 2 IVUS clinical trial, or when we anticipate completing the Phase 1b/2a clinical trial. We base our estimates on present facts and a variety of assumptions. Many underlying assumptions are outside our control such as the ability to recruit patients, get access to clinical sites as expected or approval receive approval from regulatory bodies like the Food and Drug Administration to enter into trials. If we do not achieve milestones in accordance with our investors' expectations, the price of our securities would likely decrease.

Review of Strategic Alternatives

The Company is reviewing the potential partnering of its technology to a leading life-sciences company. The evaluation is focused on reviewing what steps should be taken by the Company to secure the best possible strategic agreement regarding the Company's technologies. The Company has not set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process with any potential life-sciences partner will result in any specific transaction that will be acceptable to the Company.

Financing Impact on Operations

As of January 31, 2009, the Company had outstanding face value CAD $9,477,000 of convertible debentures. The amount and the terms of the convertible debentures and other financial obligations could have important consequences for our operations. For example:

- We could increase our vulnerability to general adverse economic condition and industry conditions that could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;
- We may we required to dedicate a substantial portion of our cash flow to the payment of principal and interest on the debentures, thereby reducing funds available to the Company for operations and any future business opportunities;

- We may limit our planning flexibility for, or ability to react to, changes in business plans or industry conditions;
- We may be placed at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The October 15, 2008 amendment of the August 31, 2007 convertible debenture terms resulted in a redemption of U.S. $10 million of debt paid with U.S. $4.5 million in cash and the balance of U.S. $5.5 million paid with 2,444,445 common shares. As part of the amendment the debenture holders agreed to withhold all monthly and or cumulative put options provided for under the August 31, 2007 agreement options, until March 31, 2009. The put options will continue to accrue monthly at 5% of the principal amount at issuance but can only be paid in cash.

As of March 13, 2009, put conversion options have been exercised in the amount of $865,000 U.S. and were all settled with 121,968 shares. The maximum cumulative put immediately after March 31, 2009 is approximately U.S. $6.6 million plus any accrued unpaid interest. If the debt holders exercise the cumulative put options, the financial obligations could impact the ability of the Company to fund its operations. For example:

- A cumulative put option exercise would draw a substantial portion of available cash and thereby reduce our ability to funds operations
- A cumulative put option would force the Company to become insolvent unless additional funds are raised prior to March 31, 2009.
- If the Company defaults on the terms of the convertible debentures due to an inability to pay the put, the holders could force the Company into bankruptcy and enforce there security interest for the assets that were pledged as security under the agreement.

Future sales of substantial amounts of our common stock from these debentures in the public market, or the perception that such sales could occur, could adversely affect trading prices of our securities.

Financing Covenants Governing Debentures

Our financing contains certain covenants that could impair the Company' ability to take advantage of certain business opportunities that would be advantageous to the Company. The amended debenture contains certain covenants that among other things, limit our ability and the ability of our subsidiary to:

- Issue or incur new debt, excluding certain permitted debt, without offering to repurchase some portion of the debenture at the debt holder discretion.
- Issue additional equity instruments such as common shares, options, convertible debt at a purchase price per share less than the conversion price then in effect. Any such issuance less than the conversion price in effect would result in the re-pricing of the conversion price under a pre-determined formula. In addition, any such securities issued under the warrant exercise price, the number of warrant shares will be adjusted proportionately so the number of warrant shares will have the same aggregate exercise value in effect prior to such adjustment
- Issue additional new securities without offering 50% of the offered securities to the existing debenture holders.
- Purchase or redeem our capital stock.
- Sell or otherwise dispose of assets unless the funds received were used to redeem the remaining debentures at a 125% premium.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns that is currently being experienced in our industry and the general economy as a whole, conduct operations or otherwise take advantage of business opportunities that may arise.

Financing Requirements and Access to Capital

The Company will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. Based on our current understanding of expected expenditures, and our current cash reserves we will require additional funding prior to the end of March 2009 to continue to develop our clinical and discovery programs and meet the Company's obligations to its debt holders. The Company has announced a financing plan as of March 11, 2009 which would provide U.S. $20 million through the first tranche. A second tranche may provide between U.S. $10 - $15 million. The Company has also continued its partnering discussions with other leading bio-pharmaceutical companies which upon finalizing an agreement would result in additional financial resources. The Company may attempt to raise additional funds through other public or private equity or debt financing and/or from other sources. There can be no assurance that the current financing plan announced on March 11, 2009 or other additional funding or partnerships will be available on terms acceptable to the Company and which would foster successful commercialization of the products. Our future capital requirements will depend on many factors, such as the following:

- Establishing and maintaining collaborative partnering relationships;
- Continued scientific progress in our research, drug discovery and developmental programs;
- The size of our programs and progress with preclinical and clinical programs;
- Time and costs involved in obtaining regulatory approvals;
- Impact of the potential exercise of put and conversions from the convertible debt financing; and
- Competing technological and market developments, including the introduction by others of new therapies in our market; and
- General condition and availability of capital in the current unstable equity markets, particularly for biotechnology companies.

In addition, the current debenture holders have rights to 50% of any new capital which could be a deterrent for other potential investors to provide additional financing. In addition, if debt financing is provided, the current convertible debt holders have a right, at their option, to require the Company to repurchase all or a portion of their notes, which may discourage future debt financing. No such provision exists for any equity financing.

Provisions also exist within the current debenture holders' agreement to provide special anti-dilution adjustments which would reduce the price of the existing securities if the Company issues additional common shares or financial instruments that can be converted to common shares below the then applicable conversion price. This could also serve as a deterrent to potential future investors.

Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results

Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. If the Company's stock price continues to be highly volatile, it may make it difficult for investors to liquidate their investment and could increase your risk

of suffering a loss. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by the Company or competitors, results of clinical testing, partnering activities, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations. During the 18 months preceding January 31, 2009, the market price of our common stock ranged from $1.50 to $16.00 per share. The stock price may continue to be subject to significant price and volume fluctuations in the future particularly with very volatile world stock markets and indications that the world may be subject to a protracted recessionary period. Resulting fluctuations below the conversion prices on the convertible debt financing could have an adverse affect on the Company's cash flow or a dilution of ownership from the issuance of common stock, if the holders convert large amounts of debt and are sold on the market. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

U.S. Investors Civil Liabilities

The Company was formed under the laws of Alberta, Canada. Some of the members of the board of directors and officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

Patents and Proprietary Technology

The Company's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed and that the Company will develop additional proprietary products that are patentable, that issued patents will provide any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the products, or design around the products patented by the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If such licenses are not obtained it could encounter delays in introducing one or more of its products to the market, while it attempts to design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties. Such disputes could involve arbitration, litigation or proceedings declared by the United Patent and Trademark Office or International Trade Commission or other foreign patent authorities. Intellectual property litigation can be extremely expensive, and this expense, as well as other consequences should the Company not prevail, could seriously harm our business.

Until such time, if ever, that patent applications are filed and or approved, the ability of the Company to maintain the confidentiality of its technology may be crucial to its ultimate

possible commercial success. While procedures have been adopted to protect the confidentiality of its technology through signed invention and service agreements, no assurance can be given that such arrangements will be effective, that third parties will not gain access to trade secrets or disclose the technology, or that the Company can meaningfully protect its rights to its trade secrets.

Dependence on Collaborative Partners, Licensors and Others

The Company's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. The Company entered into an exclusive licensing arrangement with Medtronic Inc. ("Medtronic"), a major medical technology devices company. The Company is eligible to receive certain payments upon successful completion of predefined milestones and would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. The Company intends to attract other corporate partners and enter into additional research collaborations. There can be no assurance, however, that such collaborations will be established on favourable terms, if at all, or that its current Medtronic agreement or future collaborations will be successful. In particular, recent failures in HDL cholesterol therapies may negatively impact our potential partners' willingness to enter into partnering agreements due to the potential risks in the cholesterol market and the high clinical costs to bring such drugs to market. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

The licensing agreement with Medtronic would give them exclusive, worldwide rights to develop and commercialize its ReVas™ technology. Should Medtronic or any other collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which the Company have rights, the business may be adversely affected. Failure of a collaborative partner to continue to participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by the Company's programs.

Furthermore, the Company will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to the Company. The Company may negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. The Company will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

Damages resulting from claims from former Employers

Many of the Company's employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors.

The Company could be subject to claims that these employees or the Company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. In many cases, litigation may be necessary to defend against these claims such as the dispute that involved the University of Calgary, Dr Norman Wong, one of the Company's co-founders, and Resverlogix Corp. Although this dispute was settled with no compensatory damages or ongoing claims against the Company's intellectual property, no guarantees exist that such claims from other companies or institutions could be brought against the Company.

Even if the Company is successful in defending against these claims as was the case noted above, litigation could result in substantial costs and be a distraction to management. If the Company fails in defending such claims, in addition to paying money claims, the Company may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent the ability to commercialize certain product candidates, which could severely harm our business.

Rapid Technological Change

The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render the products or technologies noncompetitive, or that the Company will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect and could be more effective and less costly than the products to be developed by the Company. In addition, alternative forms of medical treatment may be competitive with the Company's products.

Competition

Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase, in particular in the market for therapeutic products to treat, mitigate or prevent cardiovascular disease. Many potential competitors may have substantially greater product development capabilities or financial, scientific, marketing and human resources exceeding those of the Company. Moreover, competitors may develop products more quickly and obtain regulatory approval for such products more rapidly, or develop products which are more effective than those which the Company intends to develop. Research and development by others may render the Company's technology or products obsolete or noncompetitive or produce treatments or cures superior to any therapy developed or to be developed by the Company.

Government Regulations and Regulation of Drug and Product Approval

Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of products is governed by numerous statutes and regulations in the United States, Canada and other countries. The subject matter of such legislation includes approval of manufacturing facilities, controlled research and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labeling. The process of obtaining necessary regulatory approvals is lengthy, expensive and uncertain. The Company or our collaborators may fail to obtain the necessary approvals to commence or continue preclinical or clinical testing including our drug RVX-208 or to manufacture or market our potential products in reasonable time

frames, if at all. In addition, governmental authorities in Canada, the United States, or other countries may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products that may be developed. Many of the products and processes that are being currently developed require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that RVX-208 or any other drugs will actually be developed to a commercial level. Completing clinical testing through late stage trials and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by the FDA/TPD if it is determined at any time that the subjects or patients are being exposed to unacceptable risks. No assurance can be given that RVX-208 or any of the other product candidates will prove to be safe and effective in clinical trials or that the Company will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed or may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

Delay or Abandonment of the Commercialization of Drugs under Development

Drug discovery and development has inherent risk and the historical failure rate is high. Although cardiovascular drugs have experienced higher approval rates than other treatments, recent failures in the HDL cholesterol market by some of our competitors has highlighted the risk of these types of therapies. If the Company cannot demonstrate that our drugs, including RVX-208, are safe and effective for human use, we may need to abandon one or more of our drug development programs.

In addition, successful results in preclinical or early human clinical trials, including the Phase 1a results for RVX-208, may not predict the results of later-stage clinical trials. There are a number of factors that could cause a clinical trail to fail or be delayed including:

- the clinical trials may produce negative or inconclusive results
- the regulators may require that we hold, suspend or terminate clinical research for noncompliance with regulatory requirements;
- we, our potential partners, the FDA or foreign regulatory authorities could suspend or terminate a clinical trial due to adverse side affect of a drug on subjects or patients in the trial;
- we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials;
- enrollment in our clinical trials may be slower than we currently anticipate;
- the cost of our clinical trials may be greater than we anticipate; and
- the supply or quality of our drugs or other materials necessary to conduct our clinical trials may be insufficient, inadequate or delayed.

If any of our drugs in clinical studies, including RVX-208, do not show sufficient efficacy in patients with the targeted indication, it could negatively impact our development and commercialization or partnership plans goals for this and other drugs and our stock price could decline.

Dependence on Key Personnel

The Company depends on certain members of its management and scientific staff and the loss of services of one or more of whom could adversely affect the operations, research and development. The Company does not have employment agreements with any of its senior executive officers that would prevent them from leaving the Company. In addition, the Company's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel. In addition, failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

Dependence on Third Party Clinical Research Organizations

We depend on independent clinical investigators, contract research organizations and other third party service providers in the conduct of our clinical trials for our drugs and expect to continue to do so in the future. We rely heavily on these parties for successful execution of our clinical trials, but do not control many aspects of their activities. For example, the investigators are not our employees. However, we are responsible for ensuring that each of our clinical trial is conducted in accordance with the general investigational plan and protocols of the trial. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements. The failure of these third parties could delay or prevent the development, approval and commercialization of our drugs, including RVX-208.

Status of Healthcare Reimbursement

The ability to successfully market certain therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. Recent issues with other therapies in the cardiovascular market have increased the scrutiny under what will be reimbursed in the future and will be strongly linked to effective and safe drugs over the current standard of care with statin therapy.

In addition, the pricing of drug therapies has come under significant pressure with government authorities and private health insurers especially in the United States where healthcare costs are some of the highest in the world. Health care reform is underway with the current United States administration so there is additional uncertainty about the viability of current pricing methodologies for reimbursement. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow the Company to realize an acceptable return on its investment in product development.

Potential Clinical and Product Liability

The Company has entered into human clinical trials that involve inherent risks in the testing of unproven products. A large portion of the risk is mitigated through the highly regulated approval process within the clinical laboratory, as well as clinical insurance coverage, but a certain level of risk remains. Product liability insurance is costly, availability is limited and may not be on terms which would be acceptable to the Company, if at all. An inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against

potential product liability claims could prevent or inhibit the continuation of clinical trials and the commercialization of potential products in the future. A product liability claim brought against the Company or withdrawal of a product from the market at a future date, could have a material adverse effect upon the Company and its financial condition.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

-35003

RECEIVED

2009 APR -6 A 7:54

RESVERLOGIX

Third Quarter
Ended January 31, 2009

CORPORATE OFFICE:
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252 Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

TRADING SYMBOL:
TSX: RVX

Notice to Reader

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated: March 13, 2009

signed "Donald J. McCaffrey"
President and CEO

signed "Kelly McNeill"
CFO

RESVERLOGIX CORP.

Interim Consolidated Balance Sheets

	January 31, 2009	April 30, 2008
	(unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 1,338,223	$ 2,349,373
Short term investments	762,444	15,664,215
Prepaid expenses and deposits	1,444,098	1,449,053
	3,544,765	19,462,641
Property and equipment (note 3)	753,209	893,971
Intellectual property and patents (note 4)	638,586	538,050
	$ 4,936,560	$20,894,662
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,304,204	$ 2,423,962
Accrued interest on debentures	97,850	770,901
Current portion of convertible debentures	6,324,229	–
	10,726,283	3,194,863
Convertible debentures (note 5)	–	12,210,272
Shareholders' equity: (note 6)		
Common shares	56,661,722	44,840,422
Convertible debentures equity component	10,213,917	11,229,884
Contributed surplus	15,437,960	13,545,093
Warrants	16,298,615	14,428,170
Deficit	(104,401,937)	(78,554,042)
	(5,789,723)	5,489,527
Nature of operations (note 1)		
Commitments (notes 4 and 7)		
	$ 4,936,560	$20,894,662

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

	Three months ended January 31,		Nine months ended January 31,	
	2009	2008	2009	2008
	(unaudited)		(unaudited)	
Revenue:				
Interest income	$ 9,340	$ 274,140	$ 164,587	$ 928,081
Expenses:				
Research and development	4,220,007	3,151,489	11,652,043	10,236,715
General and administrative	737,524	723,558	2,076,280	1,908,308
Stock-based compensation	896,531	1,786,670	2,035,289	6,091,298
Interest and accretion on convertible debentures	430,165	983,327	1,982,612	3,750,796
Depreciation and amortization	60,693	116,491	203,219	345,752
Foreign exchange loss (gain)	154,520	(230,383)	1,294,028	(255,666)
	6,499,440	6,531,152	19,243,471	22,077,203
Gain on settlement of convertible debentures (note 5)	–	–	1,881,591	–
Net loss and comprehensive loss	6,490,100	6,257,012	17,197,293	21,149,122
Loss per common share – basic and diluted	$ 0.26	$ 0.24	$ 0.61	$ 0.83
Weighted average number of common shares	25,204,291	26,419,983	28,314,826	25,494,587

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Cash Flows

	Three months ended January 31, 2009	2008	Nine months ended January 31, 2009	2008
	(unaudited)		(unaudited)	
Cash provided by (used in):				
Operations:				
Loss for the period	$(6,490,100)	$(6,257,012)	$(17,197,293)	$(21,149,122)
Items not involving cash:				
Stock-based compensation	896,531	1,786,670	2,035,289	6,091,298
Depreciation and amortization	60,693	116,491	203,219	345,752
Debenture accretion	140,105	266,335	610,147	1,305,932
Interest expenses paid in common shares	2,048	1,005,850	1,179,386	1,833,967
Accrued interest allocated to convertible debentures	–	–	684,507	–
Gain on settlement of convertible debentures	–	–	(1,881,591)	–
Unrealized foreign exchange (gain) loss	176,198	965,142	2,455,855	(1,733,397)
	(5,214,525)	(2,116,524)	(11,910,481)	(13,305,570)
Changes in non-cash working capital:				
Prepaid expenses and deposits	(143,505)	(975,383)	4,955	(816,667)
Accounts payable and accrued liabilities	1,396,329	554,643	1,768,059	(418,417)
Accrued interest on debentures	41,509	(287,600)	(671,801)	(245,713)
	(3,920,192)	(2,824,864)	(10,809,268)	(14,786,367)
Financing:				
Proceeds (redeemed) convertible debentures (net of issue costs)	–	–	(5,260,600)	25,405,281
Proceeds from exercise of options and warrants	84,320	174,250	298,255	243,950
	84,320	174,250	(4,962,345)	25,649,231
Investing:				
Short term investments	4,032,137	(294,344)	14,901,771	(9,135,408)
Property and equipment additions	–	(2,833)	(28,611)	(341,955)
Patent additions	(43,790)	(28,623)	(134,382)	(95,085)
Non-cash investing working capital	(24,597)	–	21,685	–
	3,963,750	(325,800)	14,760,463	(9,572,448)
Increase (decrease) in cash and cash equivalents	127,878	(2,976,414)	(1,011,150)	1,290,416
Cash and cash equivalents, beginning of period	1,210,345	4,810,012	2,349,373	543,182
Cash and cash equivalents, end of period	$ 1,338,223	$ 1,833,598	$ 1,338,223	$ 1,833,598

Certain amounts have been reclassified for comparative purposes

See accompanying notes to the Interim consolidated financial statements.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements

As at January 31, 2009 and 2008

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2008. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2008.

1. Nature of operations:

Resverlogix Corp. is an emerging biopharmaceutical company focused on development of novel therapeutics in cardiovascular disease, and related indications in vascular inflammation and Alzheimer's Disease. The Company also has therapeutics under development for the treatment of fibrotic diseases and cancer. The Company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any revenue to date.

Research and development expenditures on these projects are as follows:

	Three months ended January 31,		Nine months ended January 31,		Cumulative since inception
	2009	2008	2009	2008	
NexVas PR	$4,201,240	$3,062,230	$11,594,152	$9,564,944	$40,289,436
NexVas VI / ReVas	–	79,200	27,948	635,934	1,843,351
TGF-β Shield	–	10,059	–	35,837	735,221
NexVas AD	18,767	–	29,943	–	29,943
	$4,220,007	$3,151,489	$11,652,043	$10,236,715	$42,897,951

The success of the Company is dependent on the continuation of the research and development activities, progressing the core technologies through clinical trials to commercialization and its ability to finance its cash requirements. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company has incurred significant losses to date, and with no assumption of revenues, is dependent on its ability to raise additional financial capital by continuing to demonstrate the successful progression of its research and development activities if it is to remain as a going concern. At January 31, 2009, the Company had $2.1 million of cash and short term investments. The Company will require additional sources of financial resources prior to the end of March 2009 to ensure it has

1. Nature of operations (continued):

sufficient working capital to fund its research development and corporate activities and manage its potential debentures commitments beyond January 31, 2010.

The Company has recently announced an U.S. $20 million equity financing plan as described in Note 10 of the consolidated financial statements which as of the date of this filing has yet to close. The closing of this financing combined with other capital generation activities would provide the Company with sufficient resources to manage its commitments beyond January 31, 2010. The Company will continue to explore various alternatives to generate positive cash flow including raising additional equity, product out-licensing in Asia, as well as continuing its partnering discussions for the Company's core NexVasPR technology; however given the large uncertainty in the capital markets and the general business climate in the health care sector for potential business partners, there is no assurance that these initiatives will be successful.

These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, and the reported revenues and expenses that might be necessary should the company be unable to continue as a going concern.

2. Changes in accounting policies:

Effective May 1, 2008, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, *Financial Instruments – Disclosure*, Section 3863 *Financial Instruments – Presentation*, Section 1535, *Capital Disclosures*, Section, Section 3064, *Goodwill and Intangible Assets* and changes to Section 1400, *General Standards of Financial Statement Presentation*. These sections relate to presentation and disclosure only and did not have an impact on the Company's financial results.

Section 3862 places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed and also simplifies the disclosures about concentrations of risk, credit risk, liquidity risk and market risk currently found in Section 3861. Additional requirements include: more extensive disclosures about exposures to liquidity; currency and other price risks and an analysis of the sensitivity of net income for possible changes thereto; more specific disclosures about collateral; and details of liabilities that are in default or in breach of their terms and conditions.

Section 3863 carries forward, without change, the presentation-related requirements of Section 3861.

Section 1535 requires the disclosure of: an entity's objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements; and, if it has not complied, the consequences of such non-compliance.

Section 3064 replaces CICA 3062 - *Goodwill and Intangible Assets* and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets, whether separately acquired or internally developed, and

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 3

As at January 31, 2009 and 2008

2. Changes in accounting policies (continued):

provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

Section 1400 has been amended to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Disclosure is required for material uncertainties related to events or conditions that may cast doubt on the ability to continue as a going concern.

Recent accounting pronouncements

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (IFRS) effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, in the first quarter of the 2012 fiscal year with comparative data for the prior year. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements.

3. Property and equipment:

January 31, 2009	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 1,388,732	$ 697,618	$ 691,114
Office furniture and equipment	70,071	51,816	18,255
Computer equipment	216,396	175,659	40,737
Computer software	77,927	75,675	2,252
Leasehold improvements	463,315	462,464	851
	$ 2,216,441	$ 1,463,232	$ 753,209

April 30, 2008			
Laboratory equipment	$ 1,374,807	$ 585,526	$ 789,281
Office furniture and equipment	65,093	45,263	19,830
Computer equipment	206,689	145,664	61,025
Computer software	77,927	71,360	6,567
Leasehold improvements	463,314	446,046	17,268
	$ 2,187,830	$ 1,293,859	$ 893,971

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 4

As at January 31, 2009 and 2008

4. Intellectual property and patents:

January 31, 2009	Cost	Accumulated amortization	Net book value
Acquired property (NexVas™)	$ 818	$ 216	$ 602
Patents	756,371	118,387	637,984
	$ 757,189	$ 118,603	$ 638,586

April 30, 2008			
Acquired property (NexVas™)	$ 818	$ 182	$ 636
Patents	743,787	99,259	644,528
Patent abandonment	(121,798)	(14,684)	(107,114)
	$ 622,807	$ 84,757	$ 538,050

The Company has chosen to abandon two of its early patent applications for the year ended April 30, 2008, after the Company received the first substantive office actions for the application. The Company chose to abandon these patent applications to pursue other patent applications that are more closely in line with the Company's current scientific objectives and business plan. The remaining unamortized costs noted in the schedule above were expensed during the three months ended July 31, 2008.

In October 2004, the Company entered into an exclusive license agreement that expands the number of proprietary compounds that the Company can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration the Company paid an initial license fee of U.S. $25,000. In addition, the Company is required to make additional payments of U.S. $50,000 upon the discovery of each nutraceutical which contains a compound protected by the patent which will be used in a commercial context and a payment of U.S. $300,000 upon the first enrolment of a patient into a regulatory approved Phase 1 Clinical Trial for a pharmaceutical compound protected by the patent.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 5

As at January 31, 2009 and 2008

5. Convertible debentures:

Convertible debentures and its equity components consist of the following:

	U.S. $17 million Carrying Value	U.S. $25 million Carrying Value	Total Amount
Balance, April 30 2007	$ 14,694,289	$ –	$ 14,694,289
June, 2007 debenture issuance	$ –	$ 26,630,000	$ 26,630,000
August, 2007 – accrued interest	127,649	655,411	783,060
Debenture issue costs	(1,568,212)	(2,014,474)	(3,582,686)
Warrants issued to debenture holders	–	(7,056,116)	(7,056,116)
Portion allocated to equity	–	(2,202,559)	(2,202,559)
Conversions to common shares	(12,496,900)	(4,176,999)	(16,673,899)
Accretion of non-cash effective interest expense519,235	1,022,079	1,541,314	
Foreign exchange translation	(1,033,407)	(889,724)	(1,923,131)
Balance, April 30, 2008	$ 242,654	$ 11,967,618	$ 12,210,272
Conversions to common shares	$ –	$ (1,364,807)	$ (1,364,807)
Accretion of non-cash effective interest expense	2,820	607,327	610,147
Debenture issue costs	–	(40,600)	(40,600)
Retirement/Redemption of debentures	(283,123)	(7,932,561)	(8,215,684)
October 2008 amendment – accrued interest	–	684,507	684,507
October 2008 amendment – Jan 07 debenture transfer	–	322,867	322,867
Foreign exchange translation	37,649	2,079,878	2,117,527
Balance, January 31, 2009	$ –	$ 6,324,229	$ 6,324,229

The Company has issued U.S. $42 million of senior secured convertible debentures in two separate issuances of U.S. $ 17 million and U.S. $25 million on January 4, 2007 and June 6, 2007 respectively. The Company amended the U.S. $25 million issuance of convertible debentures on August 31, 2007 to eliminate certain Interest to Maturity provisions contained in the financing and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate (see additional details of the amendment under *"**U.S. $ 25,000,000 Convertible Debenture Financing - Amended August 31, 2007**"*).

On October 15, 2008, the Company redeemed U.S. $10 million of the outstanding remaining combined unconverted debentures of U.S. $17.3 million from the January and June issuances and amended the terms of the remaining debt (see additional details under **"U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt").**

The following headings describe the convertible debenture financings and the amendments described above.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 6

As at January 31, 2009 and 2008

5. Convertible debentures (continued):

U.S. $17,000,000 Convertible Debenture Financing – Issued January 2007

The Company issued $17.0 million (U.S.) of senior secured convertible debentures on January 4, 2007 with a maturity on January 4, 2010. As of October 14, 2008, the remaining debenture carried an interest rate of 15% per annum, an increase of seven percent from its initial coupon rate due to provisions in the debt instrument that altered the rate if certain trading conditions occurred where the Company's share price closes below the conversion price of the debenture.

The Company completed an amendment to the financing on October 15, 2008 which transferred the remaining face value of U.S. $278,000 of unconverted debentures under the original note to an amended convertible debenture. The amendment results in a three percent decrease in the interest rate to a 12% fixed rate, eliminated the interest to maturity interest obligations under the original note as described below and extends the maturity of the outstanding balance to June 6, 2012.

As part of the October 15, 2008 amendment, the conversion price of the remaining debentures which are convertible into common shares was amended from $12.07 per share to $2.61 per share. In addition, 336,533 of the original 408,647 accompanying warrants issued on January 4, 2007 were amended to $3.07 per share from $10.25 per share as amended on August 31, 2007. All of terms are further described below **(see "U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt").**

The transfer and change to the terms of remaining January 2007 convertible debentures resulted in a settlement with a gain on settlement of convertible debentures of $80,000, a decrease within the liability portion of the convertible debentures of $283,000 and an increase to the deficit of $120,000.

The remaining 72,114 warrants which were not part of the October 15, 2008 amendment continued to be subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the exercise price. In addition, if such an adjustment occurs, the number of warrant shares will be adjusted proportionately so the number of warrant shares will have the same aggregate exercise value in effect prior to such adjustment. During the three month period ending January 31, 2009, the Company issued stock options which are subject to the anti-dilution provisions of the warrants noted above. The warrants were adjusted to $3.07 from $10.25 and an additional 168,657 warrants were issued to proportionately provide the same aggregate exercise value under the provisions.

Under the original terms of the January 2007 debenture, the Company at its option may, subject to certain restrictions, pay the semi-annual interest in the form of cash, common shares or some combination thereof. If the interest obligation was paid in shares, the number of common shares issued would be based on the interest obligation divided by 90% of the volume weighted average price for the 5 trading days preceding the interest payment date. Prior to the October 15, 2008

5. Convertible debentures (continued):

amendment, the Company elected to pay its July 1, 2008 semi-annual interest obligations of $16,686 U.S. with 1,733 common shares.

In addition, prior to the October 15, 2008 amendment, the terms of the January 2007 debenture contained a provision where the Company was obligated to make additional payments using the interest methodology at defined in the debenture agreement at the then applicable rate on the converted amount commencing on the conversion date through to the end of the maturity date of the debenture ("Interest to Maturity"). This Interest to Maturity provision would occur in circumstances where the Company's share price trades at or below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures at such time. The Company, at its election, could pay the interest in cash, common shares or some combination thereof. No Interest to Maturity obligations were incurred during the nine months ended January 31, 2009 and such provisions have been eliminated under the October 15, 2008 amendment.

U.S. $25,000,000 Convertible Debenture Financing – Amended August 31, 2007

On June 7, 2007, the Company issued $25 million U.S. of convertible debentures. On August 31, 2007, the Company amended the terms of the $25 million U.S. issued convertible debentures issued June 2007 to eliminate the Interest to Maturity provisions contained in the financing (as described under the original January 2007 debenture) and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price was amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing were re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total issuance of 1,058,702.

The effect of the modification on August 31, 2007 to the U.S. $25 million convertible debentures and the related warrants was an increase to the convertible debentures equity component of $13.1 million, an increase to the related warrants of $3.7 million and a corresponding increase to deficit of $16.8 million within Shareholders' Equity. The modification had no significant impact of the liability portion of the convertible debentures.

The Company as part of the October 15, 2008 financing amendment has redeemed a portion of the outstanding U.S. $17.0 million face value of unconverted August 31, 2007 debentures and amended the terms for the balance not redeemed. The conversion price of the remaining debentures which are convertible into common shares was amended from $8.76 per share to $2.61 per share. In addition, 931,658 of the 1,058,702 accompanying warrants issued on August 31, 2007 were amended to $3.07 per share from $10.25 per share. All of terms are further described below **(see "U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt").**

5. Convertible debentures (continued):

The remaining 127,044 warrants which were not part of the October 15, 2008 amendment continued to be subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the exercise price. In addition, if such an adjustment occurs, the number of warrant shares will be adjusted proportionately so the number of warrant shares will have the same aggregate exercise value in effect prior to such adjustment. During the three month period ending January 31, 2009, the Company issued stock options which are subject to the anti-dilution provisions of the warrants noted above. As a result, the warrants were adjusted to $3.07 from $10.25 and an additional 297,126 warrants were issued to proportionately provide the same aggregate exercise value under the provisions.

Prior to the October 15, 2008 amendment, the August 31, 2007 convertible debentures provided the holders with a once monthly 5% put option of principal amount at the time of issuance. The put option provided the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company had the option to pay the put obligation with shares if the closing bid price for common shares at the time of the put date is greater than $4.00 and the total dollar value traded on the trading market for no less than 10 of such 20 consecutive Trading Days shall be at least $250,000 ("Equity Conditions"). If the put was paid in shares, the put price to determine the number of shares was the lesser of the conversion price and the volume weighted average price 5 days preceding the put date. The monthly put options were cumulative, where the previous monthly put options were not exercised, but at no time could the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus accrued interest. The cumulative put in excess of the 5% monthly put option ("Excess Put") could be paid in common shares and was not subject to the Equity Conditions. The first put option was available to the holders after October 31, 2007.

Under the August 31, 2007 amendment, the Company at its option could, subject to certain restrictions, pay the semi-annual interest in the form of cash, common shares or some combination thereof under the same formula and used with the January 2007 financing. The Company could elect to pay in common shares in whole or in part, only if the Equity Conditions are met, unless otherwise waived by the debenture holder.

U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt

Effective October 15, 2008, the Company redeemed U.S. $10 million of debt and amended the terms of the combined remaining U.S. $7.3 million debt from the initial U.S. $42 million of convertible debentures issued in January and June 2007 respectively. The Company redeemed the debentures with U.S. $4.5 million in cash and U.S. $5.5 million with 2,444,445 common shares at a price of $2.61 per common share. The early redemption and amendment to the terms of the remaining debt includes an agreement with the debenture holders to withhold all future put notices until March 31, 2009 and amend such 5% monthly put options or Excess puts for common shares at market price, defined as the 5 day volume weighted average price as described under the August 31, 2007 amendment above, to a cash option only. As noted above,

5. Convertible debentures (continued):

the conversion price for the remaining debt has been amended to $2.61 from $8.76 and $12.07 respectively for the remaining August 2007 and January 2007 debentures. The conversion price is subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price. In addition, 336,533 January 2007 warrant shares and 931,658 June 2007 warrant shares were amended to $3.07 per common share from $10.25.

The amended principal balance at October 15, 2008 of U.S. $7,890,280 included the January and June 2007 outstanding convertible debentures of U.S. $278,334 and U.S. $7,021,854 respectively, which included accrued interest of U.S. $590,092 up to the date of the amendment and has a maturity date of June 6, 2012.

The effect of the settlement on October 15, 2008 for U.S. $10 million convertible debentures redeemed with cash and shares and the amendment of the remaining terms was a gain on settlement of convertible debentures of $1.8 million, a decrease within the liability portion of the convertible debentures of $7.9 million, a net increase to the convertible debentures equity component of $380,000, an increase to share capital of $7.4 million, and an increase to the deficit of $6.7 million. In addition, the amendment to the warrants resulted in a change to the fair value of the warrants giving effect to an increase to the warrants within shareholders' equity of $1.2 million with a deemed dividend which increased the deficit by the same value.

As of the three month period ended January 31, 2009, U.S. $225,400 of debt at its face value was converted to 104,786 of common shares at the amended conversion price of $2.61 per common share. As of January 31, 2009, the remaining convertible debenture has been reclassified as a current liability for financial statement presentation to provide for the Company's potential obligation to settle the holder's remaining Excess Put option, which would become payable in less than one year from the balance sheet date if the option was exercised.

The Company at its option can initiate a mandatory conversion option which requires the holders to convert all of their debentures to common shares when the Company's share price trades over $5.22 for 20 consecutive trading days, subject to conditions as follows:

(i) Average daily volumes on the trading market are at least 100,000 shares for 20 consecutive trading days.

(ii) Each of the equity conditions has been satisfied during such 20 trading days and through the applicable conversion date.

In addition, at any time after January 12, 2009, the Company shall have the option to redeem all, or a portion of, the principal (including any accrued and unpaid interest) amount of the convertible debenture then outstanding at 125% of the redemption amount. For the quarter ended January 31, 2009, the Company has not redeemed any of the outstanding convertible debentures.

5. Convertible debentures (continued):

The Company is permitted to sell assets at fair market value up to the period ending April 15, 2009 provided the proceeds of any such sale must be used to pay down the outstanding principal at 125% of the face amount of the debentures.

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii) the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest. The holders' security interest continues in effect against any and all assets of the Company in the event a default can not be cured under the terms of the senior secured debenture agreement.

The amended warrants continue to carry anti-dilution provisions which would reduce the exercise price of $3.07 if the Company issues additional common shares or financial instruments that can be converted to common shares below the exercise price. In addition, if such an adjustment occurs, the number of warrant shares will be adjusted proportionately so the number of warrant shares will have the same aggregate exercise value in effect prior to such adjustment. Notwithstanding the foregoing, no adjustment will be made with respect to this paragraph of the first issuance of common shares and common share equivalents made after October 14, 2008 and prior to April 15, 2009, if the aggregate gross proceeds received, or to be received (not including any proceeds to be received from the exercise of any warrants issued in connection with the First Issuance), by the Company associated with such issuance is less than $20 million.

The Company incurred legal costs of $40,600 as part of the October 15, 2008 amendment. These costs were recorded net of the remaining convertible debentures and are taken into earnings using the effective interest method.

During the quarter ended January 31, 2009, the Company paid its January 1, 2009 semi-annual interest obligation of U.S. $202,971 with cash and settled accrued interest obligations of U.S. $1,678 due on conversion of convertible debentures with the issuance of 823 common shares.

6. Shareholders' equity:

(a) Common shares

(i) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with rights as determined by the Board of Directors at the time of issue.

6. Shareholders' equity (continued):

(ii) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2007	24,098,031	$20,540,096
Conversion of debentures	2,617,754	16,673,899
Interest costs paid in common shares	141,375	1,877,806
Issued on exercise of stock options	43,000	389,460
Transfer from equity component on conversion of debentures		5,359,161
Balance, April 30, 2008	26,900,160	$44,840,422
Conversion of debentures	346,033	1,364,807
Interest costs paid in common shares	121,153	1,179,386
Issued on exercise of stock options	116,200	440,677
Redemption of convertible debentures	2,444,445	7,452,765
Transfer from equity component on conversion of debentures		1,383,665
Balance, January 31, 2009	29,927,991	$56,661,722

(b) Stock options:

On October 27, 2006, the Company amended its existing stock option plan with the approval of security holders in order to comply with new guidance from the Toronto Stock Exchange on Section 613 of the TSX Company Manual and Staff Notice 2006-001 related to security based compensation arrangements. The amended plan provides for detailed amendment procedures pursuant to the Staff Notice 2006-0001, requiring security holder approval prior to certain changes being made to security based compensation plans. Notwithstanding the provisions of the detailed amendment procedures, approval must be obtained from security holders for an amendment to any stock option agreement that would reduce the exercise price or extend the expiry date of options granted to an insider.

The amended plan has been approved as a rolling 10% plan that allows for reservation of a number of Common Shares under the plan equal to 10% of the Company's issued and outstanding Common Shares on an undiluted basis. Additionally, the provisions have been added to make the plan a reloading plan, which allows any options under the plan that expire, are cancelled or are exercised, the number of Common Shares reserved for issuance related to these options automatically become eligible to be reallocated pursuant to stock option based grants. The Company may grant options to its directors, officers, employees and consultants. The majority of options fully vest over two to three years and have a two to five year term.

6. Shareholders' equity (continued):

(b) Stock options:

	January 31, 2009		April 30, 2008	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	3,994,200	$ 6.96	3,297,200	$ 5.16
Granted	105,000	3.07	790,000	14.42
Exercised	(116,200)	2.57	(43,000)	5.89
Expired	(1,173,000)	3.01	(50,000)	6.97
Outstanding at end of period	2,810,000	$ 8.64	3,994,200	$ 6.96
Weighted average remaining contractual life	1.99 years		2.3 years	

The following table summarized information about the options outstanding and exercisable at January 31, 2009.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable
$1.50 - $1.60	200,000	0.3	$1.50	200,000
$2.25 - $3.07	305,000	2.5	$2.53	200,000
$5.27 - $7.96	1,375,000	2.4	$7.20	1,375,000
$12.07 - $12.95	330,000	3.1	$12.47	86,250
$14.16 - $15.90	600,000	3.0	$15.32	400,000
	2,810,000	2.5	$8.64	2,261,250

6. Shareholders' equity (continued):

(b) Stock options:

There were 105,000 in options issued during the three months ended January 31, 2009 with a fair value of $1.34 per option using the Black-Scholes option pricing model. In addition, stock options for consultants previously issued were re-valued to determine fair value for accounting purposes of stock based compensation at $2.56 per option using the same option pricing model. The Black-Scholes option pricing model used the following weighted average assumptions:

	Nine months ended January 31,	
	2009	2008
Risk free interest rate	2%	4%
Expected life	4 years	4 to 5 years
Expected volatility	109%	84%-95%

(c) Warrants:

As part of the issuance of June 2007 convertible debentures, 529,350 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $20.63 per share. In August 2007, the warrants issued under the financing were re-priced to $10.25 and an additional 529,352 warrants were issued as part of the Amended U.S. $25,000,000 Convertible Debenture Financing. The effect of the modification was an increase in the warrant value of $3,744,317.

On October 15, 2008, 1,268,191 of the warrants that were re-priced in August 2007 were amended to $3.07 from $10.25 as part of the U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt. The effect of the modification was an increase in the warrant value of $1,245,439.

During the three month period ending January 31, 2009, the Company issued stock options which are subject to the anti-dilution provisions of the remaining 199,158 warrants which were not amended at noted above. As a result, the warrants were adjusted to $3.07 from $10.25 and an additional 465,783 warrants were issued to proportionately provide the same aggregate exercise value under the provisions of the warrants. The effect of the modification was an increase in the warrant value of $625,006.

RESVERLOGIX CORP.

6. Shareholders' equity (continued):

(c) Warrants (continued):

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2007	408,647	3,627,737	15.09
Granted in connection with convertible debentures	529,350	7,056,116	20.63
Cancelled	(937,997)	(10,683,853)	18.22
Amended in connection with convertible debentures	1,467,349	14,428,170	10.25
Outstanding, April 30, 2008	1,467,349	$14,428,170	$ 10.25
Cancelled	(1,467,349)	(14,428,170)	10.25
Amended in connection with convertible debentures	1,268,191	13,715,325	3.07
Amended in connection with Anti-dilution provisions	664,941	2,583,290	3.07
Outstanding, January 31, 2009	1,933,132	$16,298,615	$ 3.07

The estimated fair value of the warrants granted in January and June 2007 has been recorded net of the convertible debentures. The weighted average fair value of the warrants granted for the amended August 2007 and the amended October 15, 2008 convertible debentures was $1.14 and $2.19 per warrant respectively, using the Black-Scholes option pricing model with the following weighted average assumptions.

	2009	2008
Risk-free interest rate	1.3%-2.95%	4%
Expected life	2-5 years	4 years
Expected volatility	91%-107%	76%

6. Shareholders' equity (continued):

(d) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2007	$ 6,746,518
Options exercised	(136,230)
Fair value of options granted	6,934,805
Balance, April 30, 2008	$13,545,093
Options exercised	(142,422)
Fair value of options granted	2,035,289
Balance, January 31, 2009	$15,437,960

(e) Convertible debentures equity component:

The changes in convertible debentures equity component balance are as follows:

	Amount
Balance, April 30, 2007	$ 1,320,428
June 2007 financing equity component	2,202,559
August 31, 2007 financing amendment	13,066,058
Reclassified to common shares on conversion of debentures	(5,359,161)
Balance, April 30, 2008	$11,229,884
October 15, 2008 financing amendment and share redemption	3,051,243
October 15, 2008 cash redemption of equity component	(2,683,545)
Reclassified to common shares on conversions of debentures	(1,383,665)
Balance, January 31, 2009	$10,213,917

On August 31, 2007, the Company modified the U.S. $25 million convertible debentures, resulting in an increase to the equity component.

On October 15, 2008, the Company modified the August 31, 2007 amendment resulting in an increase to the equity component for the change in the conversion price of the debentures which was offset by the U.S. $5.5 million common share redemption. The Company also redeemed U.S. $4.5 million with a cash payment which resulted in a settlement and a corresponding reduction to the conversion feature recorded with the equity component

The non-cash amounts are transferred to common shares as the debentures are converted on a pro-rata basis and is further described in the notes of the Company's audited consolidated financial statements for the year ended April 30, 2008.

6. Shareholders' equity (continued):

(f) Deficit

The changes in deficit are as follows:

	Amount
Balance, April 30, 2007	$33,365,499
Modification of convertible debentures	16,810,375
Net loss and comprehensive loss for year ended April 30, 2008	28,378,168
Balance, April 30, 2008	$78,554,042
Settlement and modification of convertible debentures	6,780,157
Dividend deemed on amendment of warrants	1,870,445
Net loss and comprehensive loss for nine months ended January 31, 2009	17,197,293
Balance, January 31, 2009	$104,401,937

The modification of convertible debentures during the year ended April 30, 2008 is the result of the amendment to the U.S. $25 million convertible debentures and the related warrants on August 31, 2007. The settlement and modification of the convertible debenture during the period ended October 31, 2008 is the result of the October 15, 2008 convertible debenture amendment to the remaining outstanding notes as described under Note 5. The change in the fair value of the warrants of $1,245,439 resulting from the October 15, 2008 amendment of the convertible debentures, and the $625,006 amendment of the affected warrants in connection with the anti-dilution provisions as described in Note 5 gave effect to a settlement which is deemed a dividend. The settlement, modification and dividend amounts are non-cash charges to the deficit within Shareholders' Equity.

(g) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

7. Commitments:

The Company has entered into various research contracts. The Company is committed to pay $3,610,950 for completion of the research, and all payments are anticipated to January 2011 as follows:

2010	$ 2,792,825
2011	818,125

As at January 31, 2009, the Company was committed to operating lease payments for office and laboratory premises as follows:

2010	$ 190,501
2011	150,332
2012	158,041
2013	53,965

8. Financial instruments risks:

Financial instruments of the company consist of cash and cash equivalents, marketable securities, amounts receivable, and accounts payable and accrued liabilities. As at January 31, 2009, there was no significant difference between the carrying values of these amounts and their estimated fair values due to their short term nature. The company manages its cash and cash equivalents and marketable securities in accordance with an investment policy that established guidelines for investment eligibility, credit quality, liquidity and foreign currency exposure.

(a) Credit Risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents and marketable securities. The company manages its exposure to credit loss by placing its cash with major financial institutions and investing in high-quality government and corporate issuers with low credit risk. The company invests in commercial paper with a Dominion Bond Rating Service (DBRS) rating of R-1 Low or higher, or equivalent Standard & Poor's (S&P) or Moody's Investor Service (Moody's) rating. The company invests in government and corporate bonds with a DBRS rating of A- or higher, or equivalent S&P or Moody's rating. At January 31, 2009, the Company does not hold any asset-backed commercial paper. Cash and cash equivalents held by the Company are not subject to any external restrictions.

8. Financial instruments risks (continued):

(b) Liquidity Risk

The company's exposure to liquidity risk is dependent on purchasing commitments and obligations or the raising of funds to meet commitments and sustain operations. The company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the company manages its liquidity risk by investing in highly liquid corporate and government bonds with staggered maturities to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the company's accounts payable and accrued liabilities have maturities of less than three months. In addition, due to the monthly 5% put option provided for under the convertible debenture financing as described in note 5 to these interim financial statements and its cumulative effect, the Company is exposed to potential cash repayments of the debenture after March 31, 2009 related to the put feature. These repayments if exercised on April 1, 2009 would approximate U.S. $6.6 million plus accrued interest. Given these circumstances, the Company will require additional sources of financial resources prior to the end of March 2009 to ensure it has sufficient working capital to fund its research development and corporate activities and manage its potential debentures commitments.

(c) Market Risk

The company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents, its short-term securities and its convertible debentures. Fluctuations in market interest rates on interest bearing cash and cash equivalents and short-term investments rates do not have a significant impact on the Company's results of operations due to their short-term nature. In addition, the adjusting interest rates from 10%-15% that existed for the January 2007 convertible debentures, did not have a significant impact on the Company's results as these have been amended to a fixed 12% rate as part of the October 15, 2008 amendment described under note 5 to these interim financial statements. A change of 1% in interest rates can lead to an increase or decrease of monthly interest income by $1,700 for its cash and short-term investments as measured on January 31, 2009.

The Company is also exposed to foreign exchange risk on its US dollar denominated convertible debentures and its cash and cash equivalents and short-term investments. The company manages its exposure to currency fluctuations by holding cash and cash equivalents and short-term investments denominated in U.S. dollars in a certain ratio equivalent to current and long term U.S. dollar financial liabilities. As the convertible debentures are denominated in U.S. dollars, the Company is exposed to foreign exchange risk if the reduction of the debt through conversions to common shares does not occur at the same rate the U.S. cash and short-term securities is drawn down for funding operations. The Company had no forward exchange contract to manage its foreign currency risk.

8. Financial instruments risks (continued):

As at January 31, 2009, the Company had U.S. denominated assets and liabilities of: cash and cash equivalents and short-term investments in the amount of U.S. $895,000; accounts payable, accrued interest and liabilities of U.S. $2,761,000; and convertible debentures with a carrying value of U.S. $7,665,000. A change of $0.01 in exchange rate can result in a foreign currency gain or loss of $151,000.

9. Management of Capital:

The company's objectives when managing capital is to ensure there are sufficient funds available to carry out its research, development and commercialization programs. To date, the programs have been funded primarily through the sale of equity and convertible debt securities and the conversion of common share purchase warrants, and stock options. The company also sources non-dilutive funding by accessing grants, government assistance, and through partnerships with corporations and research institutions.

In managing capital, the Company estimates its future cash requirements by preparing a budget and a multiyear plan annually for review and approval by the Company's Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on the Company's assessment of its current clinical trial progress along with the expected results from the coming year's activity. Budget to actual variances are prepared quarterly and reviewed by the Company's management and the Board of Directors. Historically, funding for the Company's plan is primarily managed through the issuance of additional common shares, convertible debt and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with the Company's progress through its clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to the Company when required.

The Company is exposed to certain covenants related to the convertible debenture financing as described in Note 5 of the consolidated financial statements. The Company was required to have at all times available cash of at least (i) $20,000,000 as of December 31, 2007; (ii) $15,000,000 as of March 30, 2008; (iii) $10,000,000 as of June 30, 2008; and (iv) $10,000,000 as of September 30, 2008, unless the outstanding principal and accrued interest related to the convertible is less than these values. For the nine month period ended January 31, 2009, the Company met its available cash covenants and its required interest obligations.

RESVERLOGIX CORP.

10. Subsequent Event:

The Company announced on March 11, 2009, it is in the process of finalizing an arrangement to complete a U.S. $20 million equity financing. The terms of the agreement also contemplate an optional US $10 to US $15 million equity placement within six months of the date of closing of the first financing.

Under the terms and conditions of the financing agreement, the financing is contingent on closing the full amount of the first financing (the "First Tranche"). Resverlogix would issue units (the "Units"), with each Unit comprising of one common share (a "Common Share") and 0.40 of a purchase warrant (a "Warrant") at a price of CDN $2.72 per Unit. Each whole Warrant would entitle the holder to acquire for a period of five years an additional Common Share at a price of $2.72 per share. The exact number of Units to be issued on closing will be based on the CDN/US currency exchange rate on the date prior to closing. There are currently 30,140,660 common shares of Resverlogix outstanding. The US $20 million First Tranche is estimated to result in the issuance of 9,449,900 million common shares, based on March 10, 2009 closing exchange rate of 0.7781 at 16:30 EST. This represents dilution of 31% without taking into account exercise of the warrants and 44% assuming full exercise of the warrants. The actual dilution would be dependent upon the actual exchange rate used at the time of closing of the First Tranche. Given the level of potential dilution, the Company is using the "financial hardship" exemption from obtaining shareholder approval of the transaction pursuant to Section 604(e) of the TSX Company Manual. Under the rules of this exemption, a fully subscribed closing cannot occur prior to March 17th, 2009, being five business days following the issue of the news release.

In the event that Resverlogix elects to complete a further financing within 6 months of the date of closing of the First Tranche, it would do so under the terms for the second tranche (the "Second Tranche") provided for in the agreement. The agreement calls for a Second Tranche of US $10-$15 million of units (the "Second Tranche Units"), with each Second Tranche Unit consisting of one Common Share and 0.40 of a warrant (a "Second Tranche Warrant"). The price for each Second Tranche Unit would be equal to a twenty percent (20%) discount to the VWAP on the TSX of the common shares immediately prior to the closing date of the Second Tranche. The exercise price of each full Second Tranche Warrant would be equal to the same 5 day VWAP but without a discount.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, **Kelly McNeill, CFO of Resverlogix Corp.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Resverlogix Corp.** (the "issuer") for the interim period ended **January 31, 2009.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

5.2 ***ICFR – material weakness relating to design:*** The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

   (a) a description of the material weakness;

(b) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 ***Limitation on scope of design:*** N/A

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **November 1, 2008** and ended on **January 31, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **March 17, 2009**

signed "Kelly McNeill"

Kelly McNeill
CFO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, **Donald J. McCaffrey, President and CEO of Resverlogix Corp.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Resverlogix Corp.** (the "issuer") for the interim period ended **January 31, 2009**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

    (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

    (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

    (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

    (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

5.2 ***ICFR – material weakness relating to design:*** The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 ***Limitation on scope of design:*** N/A

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **November 1, 2008** and ended on **January 31, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **March 17, 2009**

signed "Donald J. McCaffrey"

Donald J. McCaffrey
President and CEO